Exhibit 99.1

Genmab Improves Its 2022 Financial Guidance

Company Announcement

●	Genmab improves its 2022 financial guidance

COPENHAGEN, Denmark; August 8, 2022 – Genmab A/S (Nasdaq: GMAB) announced today that it is improving its 2022 financial guidance published on May 11, 2022. The improved guidance is driven primarily by increased royalty revenue due to higher net sales of DARZALEX and the positive net foreign exchange impact of the strong U.S. Dollar.

Genmab expects its 2022 revenue to be in the range of DKK 12,000 – 13,000 million, an increase to the previous guidance of DKK 11,000 – 12,000 million, driven primarily by the continued strong growth of DARZALEX net sales as well as the positive impact of the strong U.S. Dollar. Genmab’s projected revenue for 2022 primarily consists of DARZALEX royalties. Such royalties are based on Genmab’s revised estimate of DARZALEX 2022 net sales of USD 7.8 – 8.2 billion compared to Genmab’s previous estimate of USD 7.5 – 8.0 billion.

Genmab anticipates its 2022 operating expenses to be in the range of DKK 7,600 – 8,200 million, an increase to the previous guidance of DKK 7,200 – 7,800 million, driven by increased investment related to pipeline progression and epcoritamab launch readiness activities as well as the negative impact of the strong U.S. Dollar.

Genmab now expects its 2022 operating profit to be in the range of DKK 3,800 – 5,400 million, an increase to the previous guidance of DKK 3,200 – 4,800 million, driven primarily by the items described above.

	Revised	Previous
(DKK million)	Guidance	Guidance
Revenue	12,000 - 13,000	11,000 – 12,000
Operating expenses	(7,600) - (8,200)	(7,200) - (7,800)
Operating profit	3,800 - 5,400	3,200 – 4,800

Genmab’s financial results for the first half of 2022 will be published on August 10, 2022.

The above expectations are based on assumptions including those described on pages 5 and 6 of the Interim Report for the First Quarter of 2022 (Company Announcement No. 17/2022) as well as an updated USD/DKK exchange rate of 6.8, compared to the previous exchange rate of 6.4.

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 40
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Improves Its 2022 Financial Guidance

Contact:
Marisol Peron, Senior Vice President, Communications and Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 40
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122